Filed by Peugeot S.A.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following is a press release made by Peugeot S.A. on September 14, 2020.

PRESS RELEASE

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 but has not yet been declared effective.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Vélizy-Villacoublay and London, September 14, 2020

FCA and Groupe PSA amend their Combination Agreement to
further strengthen Stellantis’ opening capital structure

●	FCA special dividend set at €2.9 billion; Groupe PSA’s Faurecia stake to be distributed post-closing to all Stellantis shareholders
●	Amendments preserve the balance of original Combination Agreement

●	Annual estimated run-rate synergies increased to in excess of €5 billion
●	Confirmation that completion is expected to take place by the end of Q1 2021

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and Peugeot S.A. (“Groupe PSA”) have agreed to amend certain terms of their binding 50/50 Combination Agreement to create Stellantis, the world’s 4th largest global automotive OEM by volume.

The parties have agreed the amendments in order to address the liquidity impact on the automotive industry of the COVID-19 pandemic while preserving the economic value and fundamental balance of the original Combination Agreement. The amendments have been unanimously approved by the Boards of both companies with the strong support of their reference shareholders. The existing commitments to support the transaction from EXOR, the Peugeot family Group (EPF / FFP), Bpifrance and Dongfeng Motor Group (DFG) remain in effect.

Specifically, the special dividend to be distributed by FCA to its shareholders before closing is set at €2.9 billion (previously €5.5 billion) while Groupe PSA’s 46% stake in Faurecia will be distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders.

As a result of these amendments, FCA’s and Groupe PSA’s respective shareholders will receive equal 23% shareholdings in Faurecia (capitalisation €5.867 billion at market close, 14th September 2020), while their 50/50 ownership of Stellantis – a group that will now have  €2.6 billion more  cash on its balance sheet – will remain unchanged.

Additionally, it has also been agreed that the Boards of both Groupe PSA and FCA will consider a potential distribution of €500 million to the shareholders of each company before closing or, alternatively, a distribution of €1 billion to be paid following the closing to all Stellantis shareholders.  These decisions will be taken in light of the performance and outlook of both companies, market conditions and performance in the intervening period. Any such distributions will be made only if approved by the Boards of both companies.

FCA and Groupe PSA confirm that in all other respects the economic terms of their Combination Agreement as signed on 17 December 2019 remain unchanged and that completion of the proposed combination is expected to take place by the end of the first quarter of 2021, subject to the previously agreed conditions to closing in the Combination Agreement.

The Boards of both FCA and Groupe PSA are more than ever convinced of the logic and extraordinary value creating potential of their merger. Stellantis can leverage from the outset a strongly diversified business with high margins in its core regions of Europe, North America and Latin America and a unique portfolio of well-established and iconic brands. Its best-in-class products, delivering high customer satisfaction, cover all key industry segments. Just as importantly, the new company, with its much greater combined scale, will be equipped to accelerate the development of highly innovative mobility solutions and cutting-edge technologies in new energy vehicles, autonomous driving and connectivity.

As a result of the significant progress made by the joint workstreams over the past months, the estimated annual run-rate synergies from the creation of Stellantis have been significantly increased to in excess of €5 billion from the €3.7 billion originally estimated.  The total estimated one-time implementation cost of achieving these synergies has also increased from €2.8 billion to a figure of up to €4 billion.

Commenting on the amended agreement, Carlos Tavares, Chairman of the Managing Board of Groupe PSA, said: “With this new decisive milestone, we are moving all together towards our goal in the best possible condition with even greater prospects for Stellantis. I would like to take this opportunity to warmly thank the teams who have built reciprocal relations of trust, including during the COVID-19 confinement. The human factor is at the heart of the dynamic of such a project, together with the support of our shareholders who have once again demonstrated their commitment to the creation of Stellantis.”

Mike Manley, Chief Executive Officer of FCA, added: “I cannot commend highly enough the commitment of the teams working towards the launch of Stellantis and of all our people in overcoming the extraordinary challenges COVID-19 has presented.  Today’s announcement is a further, strong signal of a common determination to ensure that Stellantis has all the resources it needs to apply its unique assets, its creative energies and many opportunities to the creation of superior value for all our stakeholders.”

Investor Relations:

FCA	Groupe PSA

Joe Veltri: +1 248 576 9257	Andrea Bandinelli: + 33 6 82 58 86 04
Investor.relations@fcagroup.com	communication-financiere@mpsa.com

For further information:

FCA	Groupe PSA

Andrea Pallard: +39 335 8737298	Bertrand Blaise: +33 6 33 72 61 86
andrea.pallard@fcagroup.com	bertrand.blaise@mpsa.com
Shawn Morgan: +1 248 760 2621	Pierre Olivier Salmon: +33 6 76 86 45 48
shawn.morgan@fcagroup.com	pierreolivier.salmon@mpsa.com

About FCA

Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com / @GroupePSA_EN

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020), the AFM and CONSOB and PSA’s filings with the AMF.